File No. 70-8803

CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.

In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the third quarter of fiscal year 2002:

  NEES Energy, Inc. (NEES Energy), a Massachusetts Corporation, was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES). On March 22, 2000, NEES was acquired by National Grid Group plc, and renamed National Grid USA. In conjunction with the merger, the Company's accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.

  In connection with the merger of NEES and National Grid Group plc, as of March 22, 2000, the estimated fair value of AllEnergy Marketing Company, L.L.C. (a wholly owned subsidiary of NEES Energy) was recorded as an asset held for sale. This estimate changed due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period. The amount remaining at March 31, 2001 was reclassified to consolidated National Grid USA goodwill.

  As of December 31, 2000, AllEnergy Marketing Company, L.L.C. had sold its two subsidiaries (Texas Liquids, LLC and Texas Ohio Gas, Inc.) and virtually all of its operating divisions to unaffiliated third parties. All remaining business activities were resolved during the fourth quarter of fiscal year 2001.

  Effective August 24, 2001, AllEnergy Marketing Company, L.L.C. changed its name to AEMC, L.L.C.

  As of December 31, 2001, National Grid USA had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $22,838,000 and $10,655,000, respectively.

  As of December 31, 2001, NEES Energy had no permanent personnel and during the third quarter of fiscal year 2002 there were no individuals assigned on a substantially full-time basis.

  During the third quarter of fiscal year 2002, NEES Energy had no kilowatthours sold or marketed.

  Attached in Exhibits A through C are a consolidated balance sheet as of December 31, 2001, consolidated income statements and statements of cash flows for the quarter, nine months and twelve months ended December 31, 2001.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.

NEES Energy, Inc.

By s/ John G. Cochrane
___________________________
John G. Cochrane
President and Treasurer

Date: February 28, 2002

EXHIBIT INDEX

Exhibit	Description	Page
A	Consolidated Balance Sheet as of December 31, 2001 (Unaudited, Subject to Adjustment)	Filed herewith
B	Consolidated Statements of Income and Accumulated Deficit For the Quarter and Nine Months Ended December 31, 2001 (Unaudited, Subject to Adjustment)	Filed herewith
C	Consolidated Statements of Cash Flows For the Quarter and Nine Months Ended December 31, 2001 (Unaudited, Subject to Adjustment)	Filed herewith
B1	Consolidated Statement of Income and Accumulated Deficit For the Twelve Months Ended December 31, 2001 (Unaudited, Subject to Adjustment)	Filed herewith
C1	Consoldiated Statement of Cash Flows For the Twelve Months Ended December 31, 2001 (Unaudited, Subject to Adjustment)	Filed herewith

Exhibit A

NEES Energy, Inc.
Consolidated Balance Sheet
(Thousands of Dollars)
As of December 31, 2001
(Unaudited, Subject to Adjustment)
ASSETS
Current assets:
Cash	$ 28
Tax benefits receivable	18,677
Total current assets	18,705
Total assets	$18,705

LIABILITIES AND CAPITALIZATION
Current liabilities:
Accounts payable to affiliates	$ 24
Accrued expenses	2,647
Total current liabilities	2,671

Parent company's investment:
Subordinated notes payable to parent	22,838
Common stock, par value $1 per share	1
Other paid-in capital	(6,527)
Accumulated deficit	(278)

Total parent company's investment	16,034

Total liabilities and parent company's investment	$18,705

Exhibit B

NEES Energy, Inc.
Consolidated Statements of Income and Accumulated Deficit
(Thousands of Dollars)
For the Periods Ended December 31, 2001
(Unaudited, Subject to Adjustment)
		Nine
	Quarter	Months
INCOME
Revenue	$ 0	$ 0
Total income	0	0

EXPENSES
Operating expenses
General and administrative expenses	98	203
Income tax	(25)	(65)
Total operating expenses	73	138

Operating income (loss)	(73)	(138)
Other income (expense), net	1	2
Operating and other income (loss)	(72)	(136)

Interest expense	0	(14)
Net income (loss)	(72)	(150)
Accumulated deficit at beginning of period	(206)	(128)
Accumulated deficit at end of period	$(278)	$(278)

Exhibit C

NEES Energy, Inc.
Consolidated Statements of Cash Flows
(Thousands of Dollars)
For the Periods Ended December 31, 2001
(Unaudited, Subject to Adjustment)
		Nine
	Quarter	Months
Operating activities:
Net income (loss)	$(72)	$ (150)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Increase) decrease in accounts receivable	0	132
(Increase) decrease in tax benefits receivable	193	149
Increase (decrease) in current liabilities	(69)	(4,184)
Net cash provided by (used in) operating activities	52	(4,053)

Financing activities:
Change in subordinated notes payable to parent	(50)	4,025
Net cash provided by (used in) financing activities	(50)	4,025
Net increase (decrease) in cash and cash equivalents	2	(28)
Cash and cash equivalents at beginning of period	26	56
Cash and cash equivalents at end of period	$ 28	$ 28

Exhibit B1

NEES Energy, Inc.
Consolidated Statement of Income and Accumulated Deficit
(Thousands of Dollars)
For the Twelve Months Ended December 31, 2001
(Unaudited, Subject to Adjustment)
INCOME
Revenue	$ 0
Total income	0

EXPENSES
Operating expenses
General & administrative expenses	258
Income tax	(84)
Total operating expenses	174
Operating income (loss)	(174)
Other income (expense), net	(5)
Operating and other income (loss)	(179)
Interest expense	(14)
Net income (loss)	(193)
Accumulated deficit at beginning of period	(85)
Accumulated deficit at end of period	$(278)

Exhibit C1

NEES Energy, Inc.
Consolidated Statement of Cash Flows
(Thousands of Dollars)
For the Twelve Months Ended December 31, 2001
(Unaudited, Subject to Adjustment)
Operating activities:
Net income (loss)	$ (193)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Increase) decrease in deferred taxes	818
(Increase) decrease in tax benefits receivable	(18,677)
(Increase) decrease in asset held for sale-AllEnergy	28,536
(Increase) decrease in other current assets	1,261
Increase (decrease) in accounts payable	2,657
Other, net	40,365
Net cash provided by (used in) operating activities	54,767
Financing activities:
Change in subordinated notes payable to parent	(55,668)
Net cash provided by (used in) financing activities	(55,668)
Net increase (decrease) in cash and cash equivalents	(901)
Cash and cash equivalents at beginning of period	929
Cash and cash equivalents at end of period	$ 28